# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chijet Motor Company, Inc., CIK 0001957413
CUSIP: G4465R111
Title of class of securities: Ordinary Shares, par value $0.003 per share
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006
Date of event which requires filing of this statement: 01/07/2025
Filed by CIK 0002011671
Persons authorized to receive notices and communications: Hongwei Mu, NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006, 86 0535 2766221

## Reporting persons
- Lichun Wu (CIK 0002011671): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,474,959; shared voting power 0; sole dispositive power 4,474,959; shared dispositive power 0; aggregate amount beneficially owned 4,474,959 (48.82% of the class)
  Comment: The number in Row 7, 9, and 11 consists of (i) 1,784,483 ordinary shares, par value $0.003 per share ("Ordinary Shares"), of Chijet Motor Company, Inc. (the "Issuer") held by Euroamer Kaiwan Technology Company Limited ("EKT"), a reporting person, prior to the consummation of a private placement transaction on January 7, 2025, in which the Issuer issued Ordinary Shares and warrants to purchase Ordinary Shares (the "Warrants") to EKT and certain other investors (the "PIPE"), (ii) 672,619 Ordinary Shares issued to EKT in the PIPE, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT in the PIPE. The 1,784,483 Ordinary Shares held by EKT prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 354,232 Ordinary Shares on or about September 25, 2024, pursuant to the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended, the "BCA"), by and among the Issuer, Jupiter Wellness Acquisition Corp., a Delaware corporation, Chijet Inc., a Cayman Islands exempted company ("Chijet"), each of the referenced holders of Chijet's outstanding ordinary shares (collectively, the "Sellers", including EKT), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, which reduced the reporting person's Ordinary Shares of 64,161,450 then held by EKT as reported by the reporting person on its Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 (the "Original 13D"). Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the foregoing securities held by EKT.
  
  The percentage in Row 11 is calculated based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the Condensed Interim Unaudited Consolidated Financial Statements of the Issuer and its subsidiaries as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023, furnished as Exhibit 99.1 to the Issuer's Form 6-K as filed with the SEC on September 30, 2024 (the "6-K"), (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, as reported on the Issuer's Form 6-K as fined with the SEC on January 7, 2025, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT in the PIPE.
- Euroamer Kaiwan Technology Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,474,959; shared voting power 0; sole dispositive power 4,474,959; shared dispositive power 0; aggregate amount beneficially owned 4,474,959 (48.82% of the class)
  Comment: The number in Row 7, 9, and 11 consists of (i) 1,784,483 ordinary shares, par value $0.003 per share ("Ordinary Shares"), of Chijet Motor Company, Inc. (the "Issuer") held by Euroamer Kaiwan Technology Company Limited ("EKT"), a reporting person, prior to the consummation of a private placement transaction on January 7, 2025, in which the Issuer issued Ordinary Shares and warrants to purchase Ordinary Shares (the "Warrants") to EKT and certain other investors (the "PIPE"), (ii) 672,619 Ordinary Shares issued to EKT in the PIPE, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT in the PIPE. The 1,784,483 Ordinary Shares held by EKT prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 354,232 Ordinary Shares on or about September 25, 2024, pursuant to the Amended and Restated Business Combination Agreement, dated as of October 25, 2022 (as amended, the "BCA"), by and among the Issuer, Jupiter Wellness Acquisition Corp., a Delaware corporation, Chijet Inc., a Cayman Islands exempted company ("Chijet"), each of the referenced holders of Chijet's outstanding ordinary shares (collectively, the "Sellers", including EKT), Chijet Motor (USA) Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, which reduced the reporting person's Ordinary Shares of 64,161,450 then held by EKT as reported by the reporting person on its Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 16, 2024 (the "Original 13D"). Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the foregoing securities held by EKT.
  
  The percentage in Row 11 is calculated based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the Condensed Interim Unaudited Consolidated Financial Statements of the Issuer and its subsidiaries as of June 30, 2024 and for the Six Months ended June 30, 2024 and June 30, 2023, furnished as Exhibit 99.1 to the Issuer's Form 6-K as filed with the SEC on September 30, 2024 (the "6-K"), (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, as reported on the Issuer's Form 6-K as fined with the SEC on January 7, 2025, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT in the PIPE.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.003 per share
Name of issuer: Chijet Motor Company, Inc.
Address of issuer's principal executive offices: NO. 8 BEIJING S. RD., ECONOMIC & TECH. DEV. ZONE YANTAI, SHANDONG, China (F4), CN37264006
Comment: The purpose of this 13D is to report that, (i) as certain earnout milestones provided in the BCA were not achieved for the calendar year ended December 31, 2023, 354,232 Ordinary Shares of EKT were surrendered to the Issuer and cancelled, and (ii) pursuant to certain securities purchase agreement dated January 5, 2025, by and between the Issuer and the purchasers identified therein, the Issuer issued and sold to EKT 672,619 Ordinary Shares and 2,017,857 Warrants, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder.

## Item 2. Identity and Background
Name of person filing:
Euroamer Kaiwan Technology Company Limited ("EKT")
Lichun Wu
Residence or business address:
Euroamer Kaiwan Technology Company Limited
12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong

Lichun Wu
c/o12/F, Asia Trade Centre, 79 Lei Muk Road, Kwai Chung, NT, Hong Kong
Present principal occupation or employment: EKT is not an operating entity. It currently holds securities of the Issuer. Mr. Lichun Wu currently serves as the sole director of EKT.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EKT is a limited liability company incorporated in Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the BCA, certain number of Ordinary Shares reported in the Original 13D (the "Earnout Shares") that were acquired by the reporting persons in connection with the BCA is subject to an earnout (the "Earnout") which would adjust downwards the consideration certain Sellers who are earnout participants (the "Earnout Participants") receive by up to Six Hundred Seventy Four Million ($674 million) based on certain post-closing financial performance and stock price metrics of the Issuer, and all upon the terms and subject to the conditions set forth in the BCA.

Pursuant to the BCA, the Earnout Shares shall be issued and registered by the Issuer in the name of the Earnout Participants, but shall be unvested and subject to potential surrender and cancellation as provided in the BCA. Additionally, until the Earnout Shares have become vested, (i) all earnings, such as dividends or distributions, related to such Earnout Shares shall be held in a segregated escrow account (the "Escrow Account"), and (ii) the Earnout Participants will not be permitted to sell, assign, convey, pledge, hypothecate, transfer or otherwise dispose of the Earnout Shares (or any rights to the earnings thereon) (the "Earnout Transfer Restrictions"). Otherwise, the Earnout Shares shall have the same rights as the Ordinary Shares. Each of the Earnout Participants agrees that the Earnout Shares shall vest and no longer be subject to potential cancellation and become free of the Earnout Transfer Restrictions, and that each of the Earnout Participants shall have the contingent right to receive a pro rata portion of the earnings (such pro rata allocation based on the number of Purchased Shares (as defined in the BCA) owned by such Earnout Participant, divided by the total number of Purchased Shares owned by all Earnout Participants). The Earnout Shares will vest based on either meeting the criteria relating to (i) consolidated gross revenues or (ii) closing price of Ordinary Shares, and will vest in three tranches consisting of up to 30% for 2023, 30% for 2024 and any remaining unvested amount for 2025 (in each case without giving effect to any prior surrenders of Earnout Shares and together with any Earnings thereon (as defined in the BCA)), as described in the BCA.

As certain earnout milestones provided in the BCA were not achieved for the calendar year ended December 31, 2023, EKT surrendered a total of 354,232 Earnout Shares to the Issuer for cancellation.

Pursuant to a Securities Purchase Agreement dated January 5, 2025, with EKT and certain other purchasers (the "Purchase Agreement"), the Issuer conducted a PIPE of an aggregate of 1,678,572 shares of Issuer's Original Shares and Warrants to purchase up to 5,035,716 shares of Issuer's Original Shares. Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell to EKT (i) 672,619 shares of Ordinary Shares at a price per share of $1.68, and (ii) Warrants to purchase up to 2,017,857 shares of Ordinary Shares at exercise price of $1 per share. As the director of EKT, Mr. Lichun Wu has shared voting and investment power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by EKT. The funds for the purchase of the Issuer equity came from the working capital of EKT contributed by its shareholder(s).

The Warrants have an exercise price of $1.00 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after January 7, 2025 for three years. The Warrants contain standard adjustments to the exercise price, including without limitation, stock dividends, splits, reclassifications.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety herein.

The disposition described in this 13D pursuant to the BCA was subject to the downward adjustment under the earnout provisions of the BCA.

The acquisition described in this 13D pursuant to the Purchase Agreement was for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
EKT is deemed to beneficially own an aggregate of 4,474,959 Ordinary Shares, which includes (i) 1,784,483 Ordinary Shares, of the Issuer directly held by EKT, a reporting person, prior to the consummation of the PIPE, (ii) 672,619 Ordinary Shares issued to EKT in the PIPE, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT. The 1,784,483 Ordinary Shares held by EKT prior to the PIPE reflected (i) a 1-for-30 reverse stock split effectuated by the Issuer on June 28, 2024, and (ii) the surrender of 354,232 Ordinary Shares pursuant to the BCA on or about September 25, 2024, which reduced the reporting person's Ordinary Shares of 64,161,450 then held by EKT as reported by the reporting person on the Original 13D.

The foregoing represents beneficial ownership of approximately 48.82% of the outstanding Ordinary Shares based on a denominator of 8,166,506 Ordinary Shares, consisting of (i) a total of 5,470,076 Ordinary Shares outstanding as of June 30, 2024 as reported by the Issuer on the 6-K, (ii) a total of 1,678,572 Ordinary Shares issued in the PIPE, and (iii) 2,017,857 Ordinary Shares issuable upon exercise of the Warrants issued to EKT in the PIPE.

Mr. Lichun Wu is the director of EKT and as such, may be deemed to be the beneficial owner of the securities held by EKT. Mr. Wu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3, neither Reporting Person has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3, 4 and 5 of this 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Form of Securities Purchase Agreement among Issuer and the purchasers named therein
2. Form of Ordinary Shares Purchase Warrant issued by the Issuer
3. Joint Filing Agreement

## Signatures
- Lichun Wu: /s/ Lichun Wu, Lichun Wu (01/08/2025)
- Euroamer Kaiwan Technology Company Limited: /s/ Lichun Wu, Director (01/08/2025)